                                                Filed Pursuant to Rule 424(b)(5)
                                           Registration Statement No. 333-134553

PRICING SUPPLEMENT No. 1
to Prospectus Supplement dated October 5, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

                                   $26,000,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I
                        0.25% Notes Due October 12, 2011
  Performance Linked to the iShares(R) S&P Global Financials Sector Index Fund
                                     ("IXG")

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated October 5, 2006 (the "synthetic convertible prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the "MTN prospectus supplement") and the accompanying prospectus dated May 30, 2006 (the "base prospectus"). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o   EXCHANGE TRADED FUND: iShares(R) S&P Global Financials Sector Index Fund.
iShares(R) S&P Global Financials Sector Index Fund is not involved in this offering and has no obligation with respect to the notes.

o   PRINCIPAL AMOUNT: $1,000 per note, and in the aggregate, $26,000,000.

o   STATED MATURITY DATE: October 12, 2011, subject to postponement if the valuation date is postponed.

o   VALUATION DATE RELATED TO THE STATED MATURITY DATE: October 6, 2011, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the
Notes-Settlement value" on page SS-18 of the synthetic convertible prospectus supplement.

o   INTEREST RATE: 0.25% per annum.

o   INTEREST PAYMENT DATES: April 12 and October 12 of each year, beginning on
April 12, 2007.

o   INTEREST PAYMENT RECORD DATES: 15 calendar days prior to each interest payment date.

o   THRESHOLD VALUE: $88.5911, which is 104.52% of $84.76. $84.76 is the average execution price per share that an affiliate of Lehman Brothers Holdings paid to hedge Lehman Brothers Holdings' obligations under the notes.

o   EARLIEST REDEMPTION DATE: October 4, 2009.

o   REDEMPTION NOTICE PERIOD: 30 calendar days.

o   OPTIONAL REPURCHASE NOTICE PERIOD: Eight business days.

o   DETERMINATION PERIOD: Three business days.

o   MULTIPLIER: The initial multiplier for the shares of iShares(R) S&P Global
Financials Sector Index Fund is 1.00. The multiplier is subject to adjustment under various circumstances and during various dividend adjustment periods, as described under the caption "Description of the Notes-Adjustments to multipliers and to securities included in the calculation of the settlement value" on page SS-19 of the synthetic convertible prospectus supplement, including if iShares(R) S&P Global Financials Sector Index Fund pays an annual cash dividend of more or less than the base dividend of $1.20 per share on its shares. The effective adjustment date for adjusting the multiplier will be the first business day immediately following the 30th day of each June and the valuation date, as applicable.

o   STOCK SETTLEMENT: Yes, upon exercise by the holder of the repurchase option and at the option of Lehman Brothers Holdings at maturity, all as described under the caption "Description of the Notes-Stock settlement" on page SS-18 of the synthetic convertible prospectus supplement. Lehman Brothers Holdings will provide the trustee with written notice no later than the valuation date related to the stated maturity date if it elects the stock settlement option.

o   DENOMINATIONS: $1,000 and whole multiples of $1,000.

o   LISTING: The notes will not be listed on any exchange.

o   CUSIP NO.: 524908TX8

o   ISIN NO.: US524908TX85

      Investing in the notes involves risks. Risk Factors begin on page SS-6 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------
                                                         Per Note         Total
                                                        ----------  ------------
Public offering price.................................   100.00%    $26,000,000
Underwriting discount.................................     0.25%    $    65,000
Proceeds to Lehman Brothers Holdings..................    99.75%    $25,935,000

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $3,900,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about October 12, 2006.

                                 ---------------

                                 LEHMAN BROTHERS

October 5, 2006

iShares(R) is a registered mark of Barclays Global Investors, N.A. ("BGI"). BGI has licensed certain trademarks and trade names of BGI to Lehman Brothers
Holdings Inc. The notes are not sponsored, endorsed, sold, or promoted by BGI.
BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

     EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples, it is assumed that during the term of the notes iShares(R) S&P Global Financials Sector Index Fund does not change the amount of the annual cash dividends that it pays on its shares.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $70.00:

Alternative redemption amount per $1,000 note =

                $70.00
    $1,000  x  --------  =  $ 790.14
               $88.5911

As a result, on the maturity date or upon redemption, you would receive $1,000, plus accrued but unpaid interest, per $1,000 note because $1,000 is greater than
$790.14.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 14 shares of
iShares(R) S&P Global Financials Sector Index Fund plus $20.00 in cash, plus accrued but unpaid interest, at maturity, or 11 shares of the exchange traded fund plus $20.14 in cash, plus accrued but unpaid interest, upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held
$26,000,000 aggregate principal amount of notes, you would receive, in total,
371,428 shares of iShares(R) S&P Global Financials Sector Index Fund plus $40.00 in cash, plus accrued but unpaid interest, at maturity, or 293,480 shares of
iShares(R) S&P Global Financials Sector Index Fund plus $40.00 in cash, plus accrued but unpaid interest, upon repurchase.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $100.00:

Alternative redemption amount per $1,000 note =

                $100.00
    $1,000  x  --------  =  $1,128.78
               $88.5911

As a result, on the maturity date or upon redemption, you would receive
$1,128.78, plus accrued but unpaid interest, per $1,000 note because $1,128.78 is greater than $1,000.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 11 shares of
iShares(R) S&P Global Financials Sector Index Fund plus $28.78 in cash, plus accrued but unpaid interest, at maturity or upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $26,000,000 aggregate principal amount of notes, you would receive, in total, 293,482 shares of iShares(R) S&P Global Financials Sector Index Fund plus $80.00 in cash, plus accrued but unpaid interest, at maturity or upon repurchase.

To the extent the actual settlement value differs from the values assumed above or that iShares(R) S&P Global Financials Sector Index Fund changes the amount of the annual cash dividends it pays on its shares, the results indicated above would be different.

                                      PS-1

                            THE EXCHANGE TRADED FUND

iSHARES(R) S&P GLOBAL FINANCIALS SECTOR INDEX FUND

Lehman Brothers Holdings obtained all information contained in this pricing supplement regarding the iShares(R) S&P Global Financials Sector Index Fund from publicly available information.

The iShares(R) S&P Global Financials Sector Index Fund is issued by iShares(R)
Trust, a registered investment company. Barclays Global Fund Advisors ("BGFA")
is the investment advisor to the iShares(R) S&P Global Financials Sector Index
Fund. The iShares(R) S&P Global Financials Sector Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Global Financials Sector Index (the "Index").

The iShares(R) S&P Global Financials Sector Index Fund uses a representative sampling strategy to try to track the Index. In order to improve its portfolio liquidity and its ability to track the Index, the iShares(R) S&P Global
Financials Sector Index Fund may invest up to 10% of its assets in shares of other iShares(R) Funds that seek to track the performance of equity securities of constituent countries of the Index. BGFA will not charge portfolio management fees on that portion of the iShares(R) S&P Global Financials Sector Index Fund's
assets invested in shares of other iShares(R) Funds.

For additional information regarding iShares(R) Trust, BGFA, the iShares(R) S&P
Global Financials Sector Index Fund, and the risk factors attributable to the
iShares(R) S&P Global Financials Sector Index Fund, please see the relevant portion of the Prospectus, dated January 1, 2006 (as revised March 8, 2006), filed as Definitive Materials on Form 497 with the SEC on March 8, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of
1940, as amended (File No. 033-97598). Information provided to or filed with the
SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the iShares(R) S&P Global Financials Sector Index Fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents, and the iShares(R) website at www.ishares.com.

THE S&P GLOBAL FINANCIALS SECTOR INDEX

The S&P Global Financials Sector Index measures the performance of companies that Standard & Poor's deems to be part of the financial sector of the economy and that Standard & Poor's believes are important to global markets. It is a subset of the Standard & Poor's Global 1200 Index. The S&P Global Financials
Sector Index's component companies include major banks, diversified financial companies, insurance companies, real estate companies, savings and loan associations, and securities brokers. As of the close of business on May 31,
2006, the S&P Global Financials Sector Index was comprised of stocks of companies in the following countries: Argentina, Australia, Austria, Belgium,
Brazil, Canada, Chile, Denmark, Finland, France, Germany, Greece, Hong Kong,
Ireland, Italy, Japan, South Korea, Netherlands, Norway, Portugal, Singapore,
Spain, Sweden, Switzerland, Taiwan, the United Kingdom and the United States.

REPRESENTATIVE SAMPLING

BGFA, as the investment advisor to the iShares(R) S&P Global Financials Sector
Index Fund, employs a technique known as representative sampling to track the
S&P Global Financials Sector Index. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stocks that are included in the relevant underlying index.

CORRELATION

The iShares(R) S&P Global Financials Sector Index Fund is an actual investment portfolio. The performance of the iShares(R) S&P Global Financials Sector Index
Fund and the S&P Global Financials Sector Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The
iShares(R) S&P Global Financials Sector Index Fund, using representative sampling, can be expected to have a greater tracking error than a fund

                                      PS-2

using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

INDUSTRY CONCENTRATION POLICY

The iShares(R) S&P Global Financials Sector Index Fund will not concentrate its investments (i.e., hold 25% or more of its total assets), in a particular industry or group of industries, except that the iShares(R) S&P Global
Financials Sector Index Fund will concentrate its investments to approximately the same extent that the S&P Global Financials Sector Index is so concentrated.

HISTORICAL INFORMATION ABOUT THE EXCHANGE TRADED FUND

You can obtain the prices of the iShares(R) S&P Global Financials Sector Index
Fund at any time from the Bloomberg(R) service under the symbol "IXG". The shares of the iShares(R) S&P Global Financials Sector Index Fund trade on the
American Stock Exchange LLC under the symbol "IXG".

The following table presents the high and low closing prices of the iShares(R)
S&P Global Financials Sector Index Fund during each quarter of 2003, 2004, 2005 and 2006 (through the date of this pricing supplement), and the closing price at the end of each quarter of 2003, 2004, 2005 and 2006 (through the date of this pricing supplement).

The historical prices of the exchange traded fund are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the exchange traded fund will increase enough so that the alternative redemption amount will be greater than or equal to $1,000.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

                                              HIGH       LOW        PERIOD END
                                            --------   --------   --------------
2003
   First Quarter ........................    $45.85     $37.25        $40.10
   Second Quarter........................    $51.84     $41.15        $49.14
   Third Quarter.........................    $53.54     $49.14        $51.85
   Fourth Quarter........................    $58.34     $51.98        $58.34

2004
   First Quarter ........................    $62.74     $58.46        $60.94
   Second Quarter........................    $61.98     $54.66        $59.40
   Third Quarter.........................    $60.75     $56.45        $59.85
   Fourth Quarter........................    $67.04     $58.95        $66.95

2005
   First Quarter ........................    $67.60     $63.66        $64.04
   Second Quarter .......................    $65.69     $62.35        $65.10
   Third Quarter.........................    $69.16     $63.60        $68.70
   Fourth Quarter........................    $75.44     $66.30        $73.53

2006
   First Quarter ........................    $80.00     $73.38        $79.23
   Second Quarter .......................    $84.40     $73.02        $78.75
   Third Quarter.........................    $84.26     $75.07        $84.25
   Fourth Quarter (through the date of
     this pricing supplement)............    $86.03     $83.78        $86.03

LICENSE AGREEMENT BETWEEN BGI AND LEHMAN BROTHERS HOLDINGS

We have entered into a non-exclusive license agreement with BGI pursuant to which BGI has licensed us the right to use the iShares(R) mark in connection with the iShares(R) S&P Global Financials Sector Index Fund.

The license agreement between us and BGI requires that the following language be stated in the pricing supplement:

iShares(R) is a registered mark of Barclays Global Investors, N.A. ("BGI"). BGI has licensed certain trademarks and trade names of BGI to Lehman Brothers
Holdings Inc. The notes are not sponsored, endorsed, sold, or promoted by BGI.
BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

                                      PS-4

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values calculated on the valuation date, in each case assuming that (a) the investment is held from the date on which the notes are first issued until the stated
maturity date and (b) iShares(R) S&P Global Financials Sector Index Fund does not change the amount of the annual cash dividend that it pays on its shares.

o   the hypothetical alternative redemption amount per $1,000 note;

o   the percentage change from the principal amount to the hypothetical alternative redemption amount;

o   the hypothetical total amount payable on the stated maturity date per $1,000 note (without interest);

o   the hypothetical total rate of return (without interest);

o   the hypothetical annualized pre-tax rate of return (without interest);

o   the hypothetical total rate of return (including interest); and

o   the hypothetical annualized pre-tax rate of return (including interest).

                                                HYPOTHETICAL
                                 PERCENTAGE     TOTAL AMOUNT
                                 CHANGE FROM     PAYABLE ON                   HYPOTHETICAL                  HYPOTHETICAL
                                THE PRINCIPAL    THE STATED                    ANNUALIZED                    ANNUALIZED
                 HYPOTHETICAL   AMOUNT TO THE     MATURITY     HYPOTHETICAL     PRE-TAX      HYPOTHETICAL     PRE-TAX
 HYPOTHETICAL    ALTERNATIVE    HYPOTHETICAL      DATE PER      TOTAL RATE      RATE OF       TOTAL RATE      RATE OF
  SETTLEMENT      REDEMPTION     ALTERNATIVE    $1,000 NOTE     OF RETURN        RETURN       OF RETURN        RETURN
 LEVEL ON THE     AMOUNT PER     REDEMPTION       (WITHOUT       (WITHOUT       (WITHOUT      (INCLUDING     (INCLUDING
VALUATION DATE   $1,000 NOTE       AMOUNT        INTEREST)      INTEREST)      INTEREST)      INTEREST)      INTEREST)
--------------   ------------   -------------   ------------   ------------   ------------   ------------   ------------

$ 70.00           $   790.14       -20.99%      $  1,000.00         0.00%          0.00%          1.25%          0.25%
  75.00               846.58       -15.34          1,000.00         0.00           0.00           1.25           0.25
  80.00               903.02        -9.70          1,000.00         0.00           0.00           1.25           0.25
  85.00               959.46        -4.05          1,000.00         0.00           0.00           1.25           0.25
  88.5911 (1)       1,000.00         0.00          1,000.00         0.00           0.00           1.25           0.25
  90.00             1,015.90         1.59          1,015.90         1.59           0.32           2.84           0.56
  95.00             1,072.34         7.23          1,072.34         7.23           1.41           8.48           1.64
 100.00             1,128.78        12.88          1,128.78        12.88           2.45          14.13           2.68

_______________________

(1) This figure reflects the threshold value.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

                                      PS-5

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers
Holdings will not determine the actual comparable yield of the notes until they are issued. You can obtain the comparable yield of the notes and the projected payment schedule by submitting a written request for them to Lehman Brothers
Holdings at the following address:

Controller's Office
Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019
(212) 526-7000

Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United
States federal income tax purposes, to be bound by Lehman Brothers Holdings'
determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers
Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $3,900,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers
Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $29,900,000, $74,750 and $29,825,250, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about October 12, 2006, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.

                                      PS-7

                                   $26,000,000

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I

                        0.25% NOTES DUE OCTOBER 12, 2011
                            PERFORMANCE LINKED TO THE
           iSHARES(R) S&P GLOBAL FINANCIALS SECTOR INDEX FUND ("IXG")

                               ------------------

                               PRICING SUPPLEMENT
                                 OCTOBER 5, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                             DATED OCTOBER 5, 2006,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 30, 2006 AND

                                   PROSPECTUS
                               DATED MAY 30, 2006)

                               ------------------

                                 LEHMAN BROTHERS